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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              SHERIDAN ENERGY, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                 823764 10 5

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                                 (CUSIP Number)

                                  ANN B. CURTIS
                               CPN SHERIDAN, INC.
                             c/o CALPINE CORPORATION
                           50 WEST SAN FERNANDO STREET
                               SAN JOSE, CA 95113
                            TELEPHONE: (408) 995-5115

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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   COPIES TO:
                            WILLIAM R. COLLINS, ESQ.
                            HOWARD, SMITH & LEVIN LLP
                           1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 841-1000

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                               September 28, 1999

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                          (Date of Event Which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)


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      Calpine Corporation ("Calpine") and its wholly-owned subsidiary, CPN
Sheridan, Inc., hereby amend and supplement their Schedule 13D, originally filed on August 31, 1999 (the "Schedule 13D"), with respect to Sheridan Energy, Inc. Any capitalized term not defined has the meaning ascribed to such term in the
Schedule 13D or in the offer to purchase referred to therein.

ITEM 4.  Purpose of the Transaction.

      The information set forth in Item 4 is hereby amended and supplemented by the following information:

            On September 29, 1999, Calpine issued a press release, a copy of which is attached hereto as Exhibit 7 and is incorporated herein by reference relating to, among other things, the completion of the Offer by the Purchaser. Calpine and the Purchaser announced their acceptance for purchase of all Shares tendered and not withdrawn under the Offer, including those Shares tendered by means of Notice of Guaranteed Delivery. A total of approximately 6,340,722 Shares (including approximately 291,385 shares subject to guarantees of delivery or receipt of additional documentation) were tendered pursuant to the Offer, which expired at 12:00 Midnight, New York City time, on Tuesday, September 28, 1999. The Shares tendered represent approximately 94.16% of the Company's outstanding Shares.

ITEM 7.  Material to be Filed as Exhibits.

(7) Text of press release, dated September 29, 1999, issued by Calpine Corporation.

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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1999

                                 CPN SHERIDAN, INC.

                                 By: /s/  Ann B. Curtis
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                                   Name:  Ann B. Curtis
                                   Title: Vice President, Chief Financial
                                          Officer and Secretary

                                 CALPINE CORPORATION

                                 By: /s/  Ann B. Curtis
                                     --------------------------------------
                                   Name:  Ann B. Curtis
                                   Title: Executive Vice President


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                                  EXHIBIT INDEX


(7) Text of press release, dated September 29, 1999, issued by Calpine Corporation.